

May 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: WisdomTree Trust
        Issuer CIK: 0001350487
        Issuer File Number: 333-132380/811-21864
        Form Type: 8-A12B
        Filing Date: May 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of WisdomTree Efficient Rare Earth Plus Strategic Metals Fund under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications